

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2014

<u>Via E-mail</u>
Dena Kurland
Chief Executive Officer
Bling Marketing, Inc.
150 West 46th Street, Suite 5R
New York, New York 10036

>   **Re: Bling Marketing, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 5, 2014**
>   **File No. 333-192997**

Dear Ms. Kurland:

We have reviewed your registration statement and have the following comments.

<u>General</u>

1. We note your response to comment 2 in our letter dated January 13, 2014 that you are not a shell company, particularly your statement that "[you] have a very specific business plan." In this regard, we note your statements in support of this conclusion to the effect that you are "in the process of putting together sample lines," "putting together catalog pages," "developing a website," and "[you] have an independent sales representative … [that] will be paid a commission of 5% of his sales." Alone, without further information, these actions do not support the conclusion that your company cannot be classified as a shell company. To the contrary, these actions suggest that your company has no or only nominal operations, and given the nature of your assets, it would appear that your company is a shell company. If you have additional information that you believe disqualifies your company from being a shell company, please share it with us. Otherwise, please revise your prospectus to disclose that you are a shell company and further disclose the consequences on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

<u>Item 17. Undertakings, page 50</u>

2. Please tell us why you have deleted the undertaking set forth in Item 512(a)(6) of Regulation S-K.

Exhibit 23

3. Please have your independent registered public accounting firm revise the date of their consent. In this regard, we note the consent is dated February 5, 2013 instead of 2014.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director